July 14, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549
Attention:  Mr. Kevin W. Vaughn

RE:         Heartland Financial USA, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Period Ended March 31, 2009
File No. 001-15393

Dear Mr. Vaughn:

Heartland Financial USA, Inc. (“Heartland”) has filed via EDGAR today its responses to the comments of the Staff contained in a letter, dated June 29, 2009, relating to the above-referenced filings. Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Form 10-K
Consolidated Financial Statements
Thirteen, Derivative Financial Instruments, page 90

1.
We note your disclosure on page 92, and your disclosure on page 18 of your March 31, 2009 Form 10-Q that a portion of your interest rate collar cash flow hedges failed your retrospective effectiveness testing during 2007, 2008 and 2009. Please tell us the following information:

a)	Please tell whether you considered the entire hedge relationship to be ineffective due to the determination that the hedge was not effective for a portion of the designated portfolio.
b)	Please tell us whether the September 19, 2005 collar transaction consists of one instrument or if you designate multiple collars within this hedging relationship.
c)	If you designated multiple collars within the hedging relationship, please tell us how you identified the portion of the hedging relationship that was ineffective.
d)	If the collar transaction consists of one instrument, please tell us how you determined that it was appropriate to recognize ineffectiveness on only a portion of the hedging relationship.

Before responding to the specific questions listed above, Heartland provides the following summary regarding the particular collar transaction under question.

On September 19, 2005, Heartland purchased for $140,000 a five-year interest rate collar with a notional amount of $50.0 million from Wachovia Bank, NA (“Wachovia”). This collar became effective on September 21, 2005 and has a maturity date of September 21, 2010. The terms of this collar entitle Heartland (based on the specified notional amount and applicable time period) to receive from Wachovia the difference between the floor strike rate of 6% and the prime rate when prime is less than 6% and obligates Heartland to pay the difference between the cap strike rate of 9% and the prime rate when prime exceeds 9%.

At the inception of this transaction, Heartland designated separate proportions of the $50.0 million collar in qualifying cash flow hedging relationships. Designation of a proportion of a derivative instrument is discussed in paragraph 18 of SFAS No. 133 (as amended), Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), which states that “Either all or a proportion of a derivative may be designated as the hedging instrument. The proportion must be expressed as a percentage of the entire derivative so that the profile of risk exposures in the hedging portion of the derivative is the same as that in the entire derivative.” Consistent with that guidance, Heartland identified four different proportions of the $50.0 million collar and documented four separate hedging relationships based on those proportions. All other relevant requirements of paragraphs 28 and 29 of SFAS 133, including relevant requirements in implementation guidance that is applicable to this type of hedging relationship, were met.

The four different hedging relationships that were established at the inception of the hedge were based on proportions of the $50.0 million collar, as described below:

•
The first 28.5% of the $50.0 million collar (or the first $14.25 million) was designated in a qualifying cash flow hedging relationship of the first prime-based interest receipts on specified loan portfolios (see note below regarding identification of the hedged forecasted transactions) at Dubuque Bank & Trust, a wholly-owned subsidiary of Heartland;

•
The next 14.5% of the $50.0 million collar (or the next $7.25 million) was designated in a qualifying cash flow hedging relationship of the first prime-based interest receipts on specified loan portfolios (see note below regarding identification of the hedged forecasted transactions) at Wisconsin Community Bank, a wholly-owned subsidiary of Heartland;

•
The next 28.5% of the $50.0 million collar (or the next $14.25 million) was designated in a qualifying cash flow hedging relationship of the first prime-based interest receipts on specified loan portfolios (see note below regarding identification of the hedged forecasted transactions) at New Mexico Bank & Trust, a wholly-owned subsidiary of Heartland; and

•
The last 28.5% of the $50.0 million collar (or the next $14.25 million) was designated in a qualifying cash flow hedging relationship of the first prime-based interest receipts on specified loan portfolios (see note below regarding identification of the hedged forecasted transactions) at Rocky Mountain Bank, a wholly-owned subsidiary of Heartland.

Note: The hedged forecasted transactions were designated for each proportion of the collar as “the first prime-based interest payments received by Heartland [the specified wholly-owned subsidiary bank] each calendar month until the maturity date of the collar that, in the aggregate for each period, are interest payments on $[X] million principal of its then-existing prime-based loans that reset whenever prime changes and with [X] % spread over prime.”

Each of the four proportions of the $50.0 million collar described above was designated by Heartland as a cash flow hedge of the overall changes in the cash flows associated with interest payments on prime-based loans specifically identified at the four wholly-owned subsidiary banks mentioned above. The first 28.5% (or $14.25 million) of collar notional was designated against $14.25 million of specifically identified loan portfolios at Dubuque Bank & Trust; the next 14.5% proportion (or $7.25 million) was designated against $7.25 million of specifically identified loan portfolios at Wisconsin Community Bank, and so on.

Because each proportion of the collar was designated against hedged transactions specified at different subsidiary banks, the hedging relationship for one proportion of the collar could fail hedge accounting (or have hedge ineffectiveness), without affecting the separate hedging relationships established for other proportions of the collar that were designated against hedged transactions at other subsidiary banks. Effectiveness of each hedging relationship was assessed and measured independently of the other hedging relationships (i.e., each proportion has been designated in a separate hedging relationship and therefore the effectiveness of each hedging relationship is assessed independently of the other hedging relationships).

In addition to the background information provided above, specific responses to the questions in your comment letter are as follows:

Response to Questions 1.a. and 1.b. – No, Heartland did not consider the entire hedge relationship to be ineffective when a portion was determined not effective for the reasons described below. Although only one collar was executed with an external party (Wachovia), Heartland established four distinct hedging relationships for various proportions of the collar and designated them against hedged transactions specifically identified at each of four different subsidiary banks. Because four distinct hedging relationships were established, it was possible that one hedging relationship could fail or have ineffectiveness and not affect the three remaining hedging relationships. When one of the four hedging relationships was determined not to be effective, that determination was specific to the hedging relationship established between the proportion of the derivative designated as the hedging instrument and the corresponding cash flows designated as the forecasted transactions.

Response to Questions 1.c. and 1.d. – As noted above, only one derivative was executed with an external party, but proportions of that derivative were designated in four distinct hedging relationships. Accordingly, ineffectiveness was measured separately for each hedging relationship using the hypothetical derivative method described in Derivatives Implementation Group Issue G20. Each hypothetical derivative was constructed to reflect the then-current best estimate of the specified forecasted transactions being hedged and reflected the key terms and characteristics of those designated forecasted transactions (interest receipts on prime-based loans) that existed at each subsidiary bank on each measurement date. Therefore, it was clear which hedging relationships had ineffectiveness and which ones did not based on the separate hedge designations, the ordering/sequencing of the proportions of the collar being designated as the hedging instruments, and because the hedged transactions were described with sufficient specificity such that it was clear exactly when (and if) they occurred.

Additionally, Heartland has included the following form of disclosure that it proposes to use in future filings for both the quarterly and annual periods. Edits have been reflected in bold typeface. This form of disclosure was used consistently in Heartland’s previous filings and contains the revisions proposed in Heartland’s May 15, 2007 response letter to the Staff’s comments provided in a letter dated May 1, 2007.

DERIVATIVE FINANCIAL INSTRUMENTS

On occasion, Heartland uses derivative financial instruments as part of its interest rate risk management, including interest rate swaps, caps, floors and collars. Heartland’s objectives in using derivatives are to add stability to its net interest margin and to manage its exposure to movements in interest rates.

To reduce the potentially negative impact a downward movement in interest rates would have on its interest income, Heartland entered into the following two transactions. On April 4, 2006, Heartland entered into a three-year interest rate collar transaction with a notional amount of $50.0 million. The collar was effective on April 4, 2006, and matured on April 4, 2009. Heartland was the payer on prime at a cap strike rate of 8.95% and the counterparty was the payer on prime at a floor strike rate of 7.00%. As of March 31, 2009, and December 31, 2008, the fair market value of this collar transaction was recorded as an asset of $185 thousand and $636 thousand, respectively.

On September 19, 2005, Heartland entered into a five-year interest rate collar transaction on a notional amount of $50.0 million. The collar has an effective date of September 21, 2005, and a maturity date of September 21, 2010. Heartland is the payer on prime at a cap strike rate of 9.00% and the counterparty is the payer on prime at a floor strike rate of 6.00%. As of March 31, 2009, and December 31, 2008, the fair market value of this collar transaction was recorded as an asset of $1.9 million and $2.1 million, respectively.

For accounting purposes, the two collar transactions above are designated as cash flow hedges of the overall changes in the cash flows above and below the collar strike rates associated with interest payments on certain of Heartland’s prime-based loans that reset whenever prime changes. The hedged transactions for the two hedging relationships are designated as the first prime-based interest payments received by Heartland each calendar month during the term of the collar that, in aggregate for each period, are interest payments on principal from specified portfolios equal to the notional amount of the collar.

Prepayments in the hedged loan portfolios are treated in a manner consistent with the guidance in SFAS 133 Implementation Issue No. G25, Cash Flow Hedges: Using the First-Payments-Received Technique in Hedging the Variable Interest Payments on a Group of Non-Benchmark-Rate-Based Loans, which allows the designated forecasted transactions to be the variable, prime-rate-based interest payments on a rolling portfolio of prepayable interest-bearing loans using the first-payments-received technique, thereby allowing interest payments from loans that prepay to be replaced with interest payments from new loan originations. Based on Heartland’s assessments, both at inception and throughout the life of the hedging relationship, it is probable that sufficient prime-based interest receipts will exist through the maturity dates of the collars.

To reduce the potentially negative impact an upward movement in interest rates would have on its net interest income, Heartland entered into the following four cap transactions. For accounting purposes, these four cap transactions are designated as cash flow hedges of the changes in cash flows attributable to changes in LIBOR, the benchmark interest rate being hedged, above the cap strike rate associated with the interest payments made on $65.0 million of Heartland’s subordinated debentures (issued in connection with the trust preferred securities of Heartland Financial Statutory Trust IV, V and VII) that reset quarterly on a specified reset date. At inception, Heartland asserted that the underlying principal balance would remain outstanding throughout the hedge transaction making it probable that sufficient LIBOR-based interest payments will exist through the maturity date of the caps.

The first transaction executed was a twenty-three month interest rate cap transaction on a notional amount of $20.0 million. The cap had an effective date of February 1, 2007, and matured on January 7, 2009. Should 3-month LIBOR have exceeded 5.5% on a reset date, the counterparty would have paid Heartland the amount of interest that exceeded the amount owed on the debt at the cap LIBOR rate of 5.5%. The floating-rate subordinated debentures contain an interest deferral feature that was mirrored in the cap transaction. As of December 31, 2008, this cap transaction had no fair value.

The second transaction executed on February 1, 2007, was a twenty-five month interest rate cap transaction on a notional amount of $25.0 million to reduce the potentially negative impact an upward movement in interest rates would have on its net interest income. The cap had an effective date of February 1, 2007, and matured on March 17, 2009. Should 3-month LIBOR have exceeded 5.5% on a reset date, the counterparty would have paid Heartland the amount of interest that exceeded the amount owed on the debt at the cap LIBOR rate of 5.5%. The floating-rate subordinated debentures contain an interest rate deferral feature that was mirrored in the cap transaction. As of December 31, 2008, this cap transaction had no fair value.

The third transaction executed on January 15, 2008, was a fifty-five month interest rate cap transaction on a notional amount of $20.0 million to reduce the potentially negative impact an upward movement in interest rates would have on its net interest income. The cap has an effective date of January 15, 2008, and a maturity date of September 1, 2012. Should 3-month LIBOR exceed 5.12% on a reset date, the counterparty will pay Heartland the amount of interest that exceeds the amount owed on the debt at the cap LIBOR rate of 5.12%. The floating-rate subordinated debentures contain an interest rate deferral feature that was mirrored in the cap transaction. As of March 31, 2009, and December 31, 2008, the fair market value of this cap transaction was recorded as an asset of $36 thousand and $46 thousand, respectively.

The fourth transaction executed on March 27, 2008, was a twenty-eight month interest rate cap transaction on a notional amount of $20.0 million to reduce the potentially negative impact an upward movement in interest rates would have on its net interest income. The cap has an effective date of January 7, 2009, and a maturity date of April 7, 2011. Should 3-month LIBOR exceed 5.5% on a reset date, the counterparty will pay Heartland the amount of interest that exceeds the amount owed on the debt at the cap LIBOR rate of 5.5%. The floating-rate subordinated debentures contain an interest rate deferral feature that was mirrored in the cap transaction. As of March 31, 2009, and December 31, 2008, the fair market value of this cap transaction was recorded as an asset of $4 thousand and $8 thousand, respectively.

In addition to the four cap transactions, Heartland entered into the following three forward-starting interest rate swap transactions to effectively convert $65.0 million of its variable interest rate subordinated debentures (issued in connection with the trust preferred securities of Heartland Financial Statutory Trust IV, V and VII) to fixed interest rate debt. For accounting purposes, these three swap transactions are designated as cash flow hedges of the changes in cash flows attributable to changes in LIBOR, the benchmark interest rate being hedged, associated with the interest payments made on $65.0 million of Heartland’s subordinated debentures (issued in connection with the trust preferred securities of Heartland Financial Statutory Trust IV, V and VII) that reset quarterly on a specified reset date. At inception, Heartland asserted that the underlying principal balance would remain outstanding throughout the hedge transaction making it probable that sufficient LIBOR-based interest payments will exist through the maturity date of the swaps.

The first swap transaction was executed on January 28, 2009, on a notional amount of $25.0 million with an effective date of March 17, 2010, and an expiration date of March 17, 2014. Under this interest rate swap contract, Heartland will pay a fixed interest rate of 2.58% and receive a variable interest rate equal to 3-month LIBOR. As of March 31, 2009, the fair value of this swap transaction was recorded as a liability of $149 thousand.

The second swap transaction was executed on February 4, 2009, on a notional amount of $20.0 million with an effective date of January 7, 2010, and an expiration date of January 7, 2020. Under this interest rate swap contract, Heartland will pay a fixed interest rate of 3.35% and receive a variable interest rate equal to 3-month LIBOR. As of March 31, 2009, the fair value of this swap transaction was recorded as a liability of $615 thousand.

The third swap transaction was executed on February 4, 2009, on a notional amount of $20.0 million with an effective date of March 1, 2010, and an expiration date of March 1, 2017. Under this interest rate swap contract, Heartland will pay a fixed interest rate of 3.22% and receive a variable interest rate equal to 3-month LIBOR. As of March 31, 2009, the fair value of this swap transaction was recorded as a liability of $530 thousand.

For the collar, cap and swap transactions described above, the effective portion of changes in the fair values of the derivatives is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings (interest income on loans or interest expense on borrowings) when the hedged transactions affect earnings. Ineffectiveness resulting from the hedging relationship, if any, is recorded as a gain or loss in earnings as part of noninterest income. Heartland uses the “Hypothetical Derivative Method” described in SFAS 133 Implementation Issue No. G20, Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge, for its quarterly prospective and retrospective assessments of hedge effectiveness, as well as for measurements of hedge ineffectiveness. All components of the derivative instruments’ change in fair value were included in the assessment of hedge effectiveness. No ineffectiveness was recognized for the cash flow hedge transactions for the three months ended March 31, 2008 and 2009.

The April 4, 2006 collar transaction did not meet the retrospective hedge effectiveness test at March 31, 2009. The failure was on the full $50.0 million notional amount that was designated as a cash flow hedge of the overall changes in the cash flows above and below the collar strike rates associated with interest payments on certain of Heartland’s prime-based loans. The failure of this hedge relationship was caused by paydowns, which reduced the designated loan pool from $50.0 million to $38.7 million. This hedge failure resulted in the recognition of a loss of $282 thousand during the first quarter of 2009, which consists of the mark to market loss on the collar transaction of $463 thousand and a reclass of unrealized gains out of other comprehensive income to earnings of $181 thousand.

At the inception of the September 19, 2005 collar transaction, Heartland designated separate proportions of the $50.0 million collar in qualifying cash flow hedging relationships. Designation of a proportion of a derivative instrument is discussed in paragraph 18 of SFAS No. 133 (as amended), Accounting for Derivative Instruments and Hedging Activities, which states that “Either all or a proportion of a derivative may be designated as the hedging instrument. The proportion must be expressed as a percentage of the entire derivative so that the profile of risk exposures in the hedging portion of the derivative is the same as that in the entire derivative.” Consistent with that guidance, Heartland identified four different proportions of the $50.0 million collar and documented four separate hedging relationships based on those proportions. Although only one collar was executed with an external party, Heartland established four distinct hedging relationships for various proportions of the collar and designated them against hedged transactions specifically identified at each of four different subsidiary banks. Because each proportion of the collar was designated against hedged transactions specified at different subsidiary banks, the hedging relationship for one proportion of the collar could fail hedge accounting (or have hedge ineffectiveness), without affecting the separate hedging relationships established for other proportions of the collar that were designated against hedged transactions at other subsidiary banks. Effectiveness of each hedging relationship is assessed and measured independently of the other hedging relationships.

A portion of the September 19, 2005 collar transaction did not meet the retrospective hedge effectiveness test at March 31, 2008. The failure was on a portion of the $50.0 million notional amount. That portion, $14.3 million, was designated as a cash flow hedge of the overall changes in the cash flows above and below the collar strike rates associated with interest payments on certain of Dubuque Bank and Trust Company’s prime-based loans. The failure of this hedge relationship was caused by paydowns, which reduced the designated loan pool from $14.3 million to $9.6 million. This hedge failure resulted in the recognition of a gain of $198 thousand during the quarter ended March 31, 2008, which consists of the mark to market gain on this portion of the collar transaction of $212 thousand and a reclass of unrealized losses out of other comprehensive income to earnings of $14 thousand. During the first quarter of 2009, the mark to market adjustment on this portion of the collar transaction was recorded as a loss of $49 thousand.

A portion of the September 19, 2005 collar transaction also did not meet the retrospective hedge effectiveness test at June 30, 2007. The failure was on a portion of the $50.0 million notional amount. That portion, $14.3 million, was designated as a cash flow hedge of the overall changes in the cash flows above and below the collar strike rates associated with interest payments on certain of Rocky Mountain Bank’s prime-based loans. The failure of this hedge relationship was caused by the sale of its Broadus branch, which reduced the designated loan pool from $14.3 million to $7.5 million. This hedge failure resulted in the recognition of a loss of $51 thousand during the quarter ended June 30, 2007, which consists of the mark to market loss on this portion of the collar transaction of $36 thousand and a reclass of unrealized losses out of other comprehensive income to earnings of $15 thousand. On August 17, 2007, the $14.3 million portion of the September 19, 2005, collar transaction was redesignated and met the requirements for hedge accounting treatment. Since the fair value of this portion of the collar transaction was zero on the redesignation date, a mark to market gain of $36 thousand was recorded as other noninterest income during the period from June 30, 2007, to August 17, 2007. The redesignated collar transaction did not meet the retrospective hedge effectiveness test at December 31, 2008. The failure of the redesignated hedge was caused by paydowns, which reduced the redesignated loan pool from $14.3 million to $10.4 million. The hedge failure resulted in the recognition of a gain of $347 thousand, during the quarter ended December 31, 2008, which consisted of mark to market gain on this portion of the collar transaction of $348 thousand and reclassification of unrealized loss out of other comprehensive income to earnings of $1 thousand. During the first quarter of 2009, the mark to market adjustment on this portion of the collar transaction was recorded as a loss of $64 thousand.

An additional portion of the September 19, 2005 collar transaction did not meet the retrospective hedge effectiveness test at March 31, 2009. The failure was on a portion of the $50.0 million notional amount. That portion, $14.3 million, was designated as a cash flow hedge of the overall changes in the cash flows above and below the collar strike rates associated with interest payments on certain of New Mexico Bank & Trust’s prime-based loans. The failure of this hedge relationship was caused by paydowns, which reduced the designated loan pool from $14.3 million to $11.6  million. This hedge failure resulted in the recognition of a gain of $68 thousand during the first quarter of 2009, which consists of the mark to market loss on this portion of the collar transaction of $64 thousand and a reclass of unrealized gains out of other comprehensive income to earnings of $132 thousand.

For the three months ended March 31, 2009, the change in net unrealized gains of $1.9 million for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in stockholders’ equity, before income taxes of $720 thousand. For the three months ended March 31, 2008, the change in net unrealized gains of $1.5 million for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders’ equity, before income taxes of $541 thousand.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income or expense as interest payments are received or made on Heartland’s variable-rate assets and liabilities. For the three months ended March 31, 2009, the change in net unrealized gains on cash flow hedges reflects a reclassification of $23 thousand of net unrealized losses from accumulated other comprehensive income to interest income or interest expense. For the next twelve months, Heartland estimates that an additional $92 thousand will be reclassified from accumulated other comprehensive income to interest income.

By using derivatives, Heartland is exposed to credit risk if counterparties to derivative instruments do not perform as expected. Heartland minimizes this risk by entering into derivative contracts with large, stable financial institutions and Heartland has not experienced any losses from counterparty nonperformance on derivative instruments. Furthermore, Heartland also periodically monitors counterparty credit risk in accordance with the provisions of SFAS 133.

In connection with this response, Heartland further acknowledges that:

•	Heartland is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Heartland may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/S/ John K. Schmidt

John K. Schmidt
Chief Financial Officer